Surya Capitale Securities LLC

**Financial Statements and
Supplementary Schedules
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2025**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMER
8- 68968

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Surya Capitale Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

55 Wall Street, Suite 530B
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Linda S. Grimm	(212) 897-1685	Lgrimm@integrated.solutions
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates LLP (Formerly AJSH & Co. LLP)
(Name – if individual, state last, first, and middle name)

A-94/8, Wazirpur Industrial Area	Main Ring Road, New Delhi	INDIA	110052
(Address)	(City)	(State)	(Zip Code)

2/10/2009	3223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Anand Patel__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to __Surya Capitale Securities LLC__ as of __12/31/25__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Anand Patel
Anand Patel (Mar 2, 2026 10:38:12 EST)
Signature

Chief Executive Officer
Title

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☐ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☒ (d) Statement of cash flows.

☒ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☒ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



MERCURIUS & ASSOCIATES LLP

+91 11 4559 6689
info@masllp.com
www.masllp.com



Report of the Independent Registered Public Accounting Firm

To the Members of
Surya Capitale Securities LLC.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Surya Capitale Securities LLC** (the "Company") as of December 31, 2025, and the related statements of operations, changes in Members' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has relied on support from the Parent and affiliates to continue operations. This factor raises substantial doubt about the Company's ability to continue as a going concern. Management plan in regards to these matters are also described in Note 7. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in "Computation of Net Capital Under Rule 15c3-1, Computation for Determination of Reserve Requirements Under Rule 15c3-3 and Information Relating to Possession or Control Requirements Under Rule 15c-3 of the Securities and Exchange Commission" has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and



In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule17 C.F.R. § 240. 17a-5. In our opinion, the supplemental information contained in "Computation of Net Capital Under Rule 15c3-1, Computation for Determination of Reserve Requirements Under Rule 15c3-3 and Information Relating to Possession or Control Requirements Under Rule 15c-3 of the Securities and Exchange Commission" is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercurius & Associates LLP

Mercurius & Associates LLP

We have served as the Company's Auditor since 2018.

New Delhi, India
March 02, 2026

Surya Capitale Securities LLC

Statement of Financial Condition
December 31, 2025

Assets		
Cash	$	15,855
Right-of-use asset		16,564
Other assets		5,000
Total assets	$	37,419
Liabilities and Member's Equity		
Accrued expenses	$	9,000
Current lease liability		1,900
Non-current lease liability		14,664
Total liabilities		25,564
Member's equity		11,855
Total liabilities and member's equity	$	37,419

The accompanying notes are an integral part of these financial statements.

Surya Capitale Securities LLC

Statement of Operations
Year Ended December 31, 2025

Revenues

Forgiveness of indebtedness	$	46,249

Expenses

Bad Debt Expense		15,500
Professional fees		9,478
Rent expense		3,000
Communications		4,964
Regulatory fees		4,978
Other expenses		1,268
Total expenses		39,188
Net income	$	7,061

The accompanying notes are an integral part of these financial statements.

Surya Capitale Securities LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2025

Balance, January 1, 2025	$ (28,280)
Net income	7,061
Member contributions	33,074
Balance, December 31, 2025	$ 11,855

The accompanying notes are an integral part of these financial statements.

Surya Capitale Securities LLC

Statement of Cash Flows
Year Ended December 31, 2025

Cash flows from operating activities

Net income	$	7,061
Adjustments to reconcile net loss to net cash used in operating activities		
Non-cash expenses paid by parent		2,874
Right-of-use amortization		1,773
Changes in operating assets		
Due from Affiliate		15,500
Other assets		(1,344)
Changes in operating liabilities		
Lease liability		(3,673)
Accrued expenses		(39,250)
Net cash used in operating activities		(17,059)

Cash flows from financing activities

Capital contributions		30,200
Net increase in cash		13,141

Cash

Beginning of year		814
End of year	$	13,955

Non-cash financing activities:

Expenses paid by parent	$	2,874

The accompanying notes are an integral part of these financial statements.

1.   Nature of Operations

Surya Capitale Securities LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in investment banking activities such as private placements. The Company also provides merger and acquisition advisory services.

2.   Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to these deposits.

Revenue Recognition
The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Significant judgements
Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue and expenses related to private placement activities are recognized on the offering date or when it can be determined that the fees have been irrevocably earned. Merger and acquisition advisory service revenue is generally earned and recognized upon successful completion of the engagement or prorated over the term of the contract depending on the terms of the arrangement. Advisory fees are earned and recognized over time as performance obligations are continuously provided to the benefit of the customer over the term covered by the agreement. Consulting fees are prorated equally over the year.

2. **Summary of Significant Accounting Policies (continued)**

Receivables and Contract Balances
Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied.

As of January 1, 2025, and December 31, 2025, the Company did not have any contract assets or contract liabilities.

Allowance for Credit Losses
ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Under the standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected.

The statement of operations would reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that might have taken place during the period. At December 31, 2025 the Company has recorded an allowance for credit losses of $15,500.

Income Taxes
No provision for income taxes has been recorded because the Company is a single member limited liability company and is thus treated as a disregarded entity. Accordingly, the individual members of its parent report their share of the Company's income or loss on their personal income tax returns. The Company's parent is subject to the New York City unincorporated business tax.

Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require.

In December 2023, the FASB issued ASU 2023-09 which amends the disclosure requirements for income taxes. The amendments require SEC-registered entities such as the Company to disclose specific categories in the income tax rate reconciliation, presented both as percentages and reporting currency amounts. The amended guidance is effective for the Company on January 1, 2025.

2. **Summary of Significant Accounting Policies (continued)**

Income Taxes (continued)
The Company has evaluated the pronouncement and determined it is not applicable and has no impact on its financial statements and related disclosures because the Company has no income tax provision.

Right-of-Use Assets and Lease Liabilities
The guidance under ASC Topic 842, Leases, increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition.

Lease liabilities are recognized at the present value of the fixed lease payments using the prime rate. Right-of-use assets are recognized based on the initial present value of the fixed lease payments.

3. **Transactions with Related Parties**

The Company entered into a lease agreement with an affiliate to occupy office space at $250 per month. The lease expires on December 31, 2032. Rent expense for the year ended December 31, 2025, was $3,000.

4. **Commitments**

The Company has a lease agreement for its New York office space that expires in December 2032. At December 31, 2025, the annual minimum payments under this agreement are $3,000 yearly through 2032.

5. **Segment Reporting**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised investment banking activities which include advice on mergers and acquisitions and private placements. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

6. **Regulatory Requirements**

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of approximately $7,000 which was approximately $2,000 in excess of its required net capital of $5,000.

The Company does not handle cash or securities of customers. Accordingly, it is not affected by SEC Rule 15c3-3.

7. **Going Concern**

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company has relied on support from the Parent and affiliates to continue operations. This raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company's single member has pledged additional support to the Company to enable it to continue as a going concern.

8. **Operating lease**

The Company leases office premises under a non-cancellable operating lease agreement for its New York office located at 55 Wall Street, Suite 530B, New York, NY 10005.

The lease agreement was entered into on November 1, 2022 and expires on December 31, 2032. Monthly rent under the agreement is $250, payable in advance beginning January 1, 2023. The lease does not provide an implicit interest rate; therefore, the Company uses its incremental borrowing rate of 7.00% in determining the present value of future lease payments.

At lease commencement, the Company recognized:

Right-of-use ("ROU") asset:		
Lease liability:	$	21,407

Lease expense is recognized on a straight-line basis over the lease term.

For the year ended December 31, 2025:		
Operating lease expense:	$	3,000

Supplemental Balance Sheet Information
As of December 31, 2025:

Operating lease right-of-use asset:	$	16,564
Operating lease liabilities – current:		1,900
Operating lease liabilities – Non-current:	$	14,664
Weighted-average incremental borrowing rate (operating lease):		7.00%

9. **Subsequent Events**

The Company has evaluated events or transactions that may have occurred subsequent to December 31, 2025 and through the date the financial statements were issued and determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

Surya Capitale Securities LLC
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2025

Member's equity	$	11,855
Less non-allowable assets:		5,000
Net capital		6,855
Minimum capital requirement (the greater of $5,000 or 6-2/3% of aggregate indebtedness)		5,000
Excess net capital	$	1,855
Aggregate indebtedness:	$	9,000
Ratio of aggregate indebtedness to net capital		1.31:1

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2025.

Surya Capitale Securities LLC
Computation for Determination of Reserve
Requirements Under Rule 15c3-3 of the
Securities Exchange Act
For the Year Ended December 31, 2025

As the Company does not handle customer cash or securities, it does not have any Reserve or Possession and Control requirements with respect to SEC Rule 15c3-3.




MERCURIUS & ASSOCIATES LLP

+91 11 4559 6689 📞

info@masllp.com ✉

www.masllp.com ▷

MERCURIUS

Report of Independent Registered Public Accounting Firm

To the Members of
Surya Capitale Securities LLC.

We have reviewed management's statement, included in the accompanying **Surya Capitale Securities LLC**'s Exemption Report, in which:

(1) **Surya Capitale Securities LLC** (the "Company") does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company stated that it is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5 because the company limits its business activities exclusively to providing **Merger & Acquisition advisory services and Private placements of securities and** the Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers 2) did not carry accounts of, or for, customers; and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended **December 31, 2025**, without exception.

The Company's management is responsible for the statements and for compliance with the provisions of Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. §240.17a-5 throughout the year ended December 31, 2025.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. §240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Mercurius & Associates LLP

Mercurius & Associates LLP

New Delhi, India
March 02, 2026



LLPIN: AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

Surya Capitale Securities LLC
Statement of Exemption from Rule 15c3-3
December 31, 2025

To the best of my knowledge and belief, Surya Capitale Securities LLC states the following:

The Company does not claim an exemption under paragraph (k) of SEC Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34-70073 and as discussed in Question 8 of the related FAQ's released by the SEC staff.

The Company did not hold customers' cash or securities on behalf of customers and, therefore, has no obligations under SEC Rule 15c3-3 and accordingly does not claim an exemption under paragraph (k). In addition, as a result of the Company having no obligations under SEC Rule 15c3-3 and its business activities limited to private placements of securities and merger and acquisition advisory services, it may file an Exemption Report.

The Company had no exceptions under SEC Rule 15c3-3 throughout the period from January 1, 2025 through December 31, 2025.

Anand Patel
Anand Patel (Mar 2, 2026 10:41:13 EST)
Executed by the Person who made the oath
or affirmation under SEC Rule 17a-5(e)(2)